UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

167-169 Great Portland Street, 5th Floor,

London, W1W 5PF, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Events

There is no immediate impact on the listing of the ordinary shares of RedCloud Holdings plc (the “Company”) as a result of the matters discussed in this Form 6-K, and the Company’s ordinary shares continue to trade in the normal manner on the Nasdaq Capital Market under the symbol “RCT”.

As previously disclosed, the Company received written notice from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it failed to comply with the $1.00 minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) for continued listing on the Nasdaq Capital Market. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was initially provided with 180 calendar days, or until October 12, 2026, to regain compliance with the Minimum Bid Price Requirement.

On October 13, 2026, the Company received a determination letter (the “Determination Letter”) from Nasdaq that the Company has not regained compliance with the Minimum Bid Price Requirement and is not eligible for a second 180-day period because the Company lacks the stockholders’ equity required to meet the initial listing standards.

As a result, Nasdaq determined that the Company’s securities would be scheduled for delisting from the Nasdaq Capital Market, effective October 22, 2026, unless the Company timely requests an appeal to a Nasdaq Hearings Panel (the “Panel”) on or before October 20, 2026. On October 14, 2026, the Company appealed the Determination Letter by filing a request for an oral hearing before the Panel. This request has stayed the suspension of trading or delisting of the Company’s ordinary shares, which will continue to trade in the normal manner pending the hearing and decision of the Panel. The Company will submit to the Panel a plan to regain compliance with the Minimum Bid Price Requirement.

There can be no assurance that the Company’s appeal of the Determination Letter will be successful or that the Company will be successful in maintaining its listing of its securities on the Nasdaq Capital Market.

On October 14, 2026, the Company issued a press release disclosing the Determination Letter from Nasdaq. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Incorporation by Reference

The information contained in this Report on Form 6-K, other than Exhibit 9.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-296836). Exhibit 99.1 shall not be incorporated by reference into any registration statement or other filing under the Securities Act, unless expressly incorporated by reference therein.

Forward-looking Statements

This Report on Form 6-K contains forward-looking statements that involve risks and uncertainties. The risks and uncertainties involved include the granting of the Company’s requested hearing before the Panel, the success of the plan to regain compliance with the Minimum Bid Price Requirement, and other risks detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Report on Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Report on Form 6-K as a result of new information, future events or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated October 14, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: October 15, 2026